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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Barra, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

068313-10-5

(Cusip Number)

July 9, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 068313-10-5			13G	Page 2 of 10 pages

1.	Name of Reporting Person: Andrew Rudd		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: England

Number of Shares Beneficially Owned by Each Reporting Person With
5.	Sole Voting Power:
545,000*
* Includes 45,000 shares of the Issuer’s Common Stock that are subject to options exercisable or that become exercisable within 60 days after December 31, 2003, as determined in accordance with Rule 13d-3(d)(1). (See also Item 6 on page 6 of this Statement).

		6.	Shared Voting Power: 2,690,968 (See also Item 6 on page 6 of this statement)

7.	Sole Dispositive Power:
545,000*
*Includes 45,000 shares of the Issuer’s Common Stock that are subject to options exercisable or that become exercisable within 60 days after December 31, 2003, as determined in accordance with Rule 13d-3(d)(1). (See also Item 6 on page 6 of this Statement)

		8.	Shared Dispositive Power: 2,690,968 (See Item 6 on page 6 of this statement)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,235,968 (See Item 6 on page 6 of this statement)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: (See Item 6 on page 6 of this statement) ☑

11.	Percent of Class Represented by Amount in Row (9): 16.6%

12.	Type of Reporting Person: IN

CUSIP No. 068313-10-5			13G	Page 3 of 10 pages

1.	Name of Reporting Person: Virginia Rudd		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: England

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,690,968 (See Item 6 on page 6 of this statement)

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,690,968 (See Item 6 on page 6 of this statement)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,690,968 (See Item 6 on page 6 of this statement)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: (See Item 6 on page 6 of this statement) ☑

11.	Percent of Class Represented by Amount in Row (9): 13.8%

12.	Type of Reporting Person: IN

CUSIP No. 068313-10-5			13G	Page 4 of 10 pages

1.	Name of Reporting Person: Rudd Family Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,020,968 (See Item 6 on page 6 of this statement)

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,020,968 (See Item 6 on page 6 of this statement)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,020,968 (See Item 6 on page 6 of this statement)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: (See Item 6 on page 6 of this statement) ☑

11.	Percent of Class Represented by Amount in Row (9): 10.4%

12.	Type of Reporting Person: OO (Trust)

CUSIP No. 068313-10-5	13G	Page 5 of 10 pages

ITEM 1(a).	NAME OF ISSUER

Barra, Inc.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

2100 Milvia Street
Berkeley, California 94704

ITEM 2(a).	NAME OF PERSONS FILING

A. Andrew Rudd
B. Virginia Rudd
C. Rudd Family Trust

This Schedule 13G is filed on behalf of Andrew Rudd, Virginia Rudd and the Rudd Family Trust (“Reporting Persons”) pursuant to Rule 13d-1(k)(1). A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1. See also Item 6 on page 6 of this Schedule 13G.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

A. 35 Valley View Road, Orinda CA 94563
B. 35 Valley View Road, Orinda CA 94563
C. 35 Valley View Road, Orinda CA 94563

ITEM 2(c).	CITIZENSHIP OR PLACE OF ORGANIZATION

A. England
B. England
C. California

ITEM 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock

ITEM 2(e).	CUSIP NUMBER

068313-10-5

CUSIP No. 068313-10-5	13G	Page 6 of 10 pages

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

ITEM 4.	OWNERSHIP

The information required by this Item 4 for each Reporting Person is set forth on the respective cover page of this Schedule 13G applicable to such Reporting Person in Items 5-11 thereof and such Items are incorporated herein by reference. See also Item 6 below.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

As of December 31, 2003, the Rudd Family Trust (the “Trust”) held title to 2,020,968 shares of Common Stock of Barra, Inc. (the “Stock”). Andrew Rudd (“Dr. Rudd”) and his wife, Virginia Rudd, are the trustees of the Trust and, as such, share the voting and dispositive powers for such Stock. The 2,020,968 shares held in the Trust represented approximately 10.4% of the Issuer’s total issued and outstanding Stock as of December 31, 2003.

As of December 31, 2003, the Rudd Family Foundation (the “Foundation”) held title to 170,000 shares of Stock. Dr. Rudd, Virginia Rudd and one of their sons are the trustees of the Foundation and, as such, share the voting and dispositive powers for such Stock. The 170,000 shares held by the Foundation represented less than five percent of the Issuer’s total issued and outstanding Stock as of December 31, 2003.

On July 9, 2003, the Trust transferred 500,000 shares of Stock to the Andrew T. Rudd Grantor Retained Annuity Trust U/A/D 6/13/2003 (“Andrew GRAT”) and 500,000 shares of Stock to the Virginia A. Rudd Grantor Retained Annuity Trust U/A/D 6/13/2003 (“Virginia GRAT”). Dr. Rudd serves as the trustee for both of these Grantor Retained Annuity Trusts. Dr. Rudd and Virginia Rudd both share voting and dispositive power over stock held in Virginia GRAT, whereas, Dr. Rudd has sole voting and dispositive power over stock held in Andrew GRAT.

In addition, the shares of Stock beneficially owned by Dr. Rudd and Virginia Rudd may be subject to community property laws where applicable.

The share amounts and percentages reported as beneficially owned by the Reporting Persons in this Schedule 13G are based upon 19,437,258 shares of the Issuer’s Common Stock outstanding as of November 3, 2003, as reported on the Issuer’s 10-Q for the period ended September 30, 2003, plus, if applicable, the

CUSIP No. 068313-10-5	13G	Page 7 of 10 pages

number of shares issuable upon exercise of options held by the Reporting Person that are exercisable or that will become exercisable within 60 days after the date hereof.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM 10.	CERTIFICATION

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 068313-10-5	13G	Page 8 of 10 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2004

Date

/s/ Andrew Rudd

Signature

Andrew Rudd

Name/Title

February 1, 2004

Date

/s/ Virginia Rudd

Signature

Virginia Rudd

Name/Title

February 1, 2004

Date

/s/ Andrew Rudd

Signature

Andrew Rudd, Trustee of the Rudd Family Trust

Name/Title

February 1, 2004

Date

/s/ Virginia Rudd

Signature

Virginia Rudd, Trustee of the Rudd Family Trust

Name/Title

CUSIP No. 068313-10-5	13G	Page 9 of 10 pages

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement

CUSIP No. 068313-10-5	13G	Page 10 of 10 pages

JOINT FILING AGREEMENT

Each of the undersigned agrees that the Schedule 13G to be jointly filed with the Securities and Exchange Commission pursuant to Rule 13(d)-1(k)(1) of the Securities Exchange Act of 1934 on or about this date, with respect to the reporting of the beneficial ownership of shares of Common Stock of Barra, Inc. is being, and any and all amendments to such Schedule 13G may be, filed on behalf of each of the undersigned. This agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 1, 2004

/s/ Andrew Rudd	/s/ Virginia Rudd

Andrew Rudd	Virginia Rudd

RUDD FAMILY TRUST

/s/ Andrew Rudd Andrew Rudd, Trustee

/s/ Virginia Rudd Virginia Rudd, Trustee